Exhibit 10.3

                      Driven by science. Focused on life.

July 1, 2015

Mr. Thomas Templeman

[address]

Dear Tom:

It is my great pleasure to offer you the position of Sr. Vice President, Pharmaceutical Operations, reporting to me. We are very excited about the possibility of you joining our team, and we look forward to the prospect of working with you in our innovative company!

As an employee of Medivation Services, Inc., (the Company) you will be eligible to participate in our benefits and compensation programs. Medivation Services, Inc. is a subsidiary of Medivation, Inc. The following outlines the terms of our offer:

Your annualized base salary will be $400,000, payable on the 15th and last day of each month.

We will also pay you a signing bonus of $50,000 within thirty days of your employment start date, provided that you begin employment with Medivation on or before our mutually determined start date. If you voluntarily terminate your employment with us before the first anniversary of your employment start date, you agree to repay this signing bonus to Medivation on or before your termination date.

Employees who join the Company between January 1 and September 30th will be eligible for a prorated bonus for their first year of employment. Bonuses are generally paid in the first quarter, following year that the bonus was earned. As such, you will be eligible for the 2015 corporate bonus paid out in the first quarter of 2016.

The target bonus opportunity for your position is 40% of your base salary. The actual payout can range from 0% to 200% of this target, based on individual and company performance. The Board of Directors makes an assessment of company achievement against goals for purposes of annual bonus payouts annually, generally in the first quarter of the following year.

We will recommend to Medivation’s Board of Directors or their designee that you be granted an option to purchase 22,720 shares of Medivation common stock and 11,360 restricted stock units (RSU’s). Upon vesting, each RSU will entitle you to receive one share of Medivation common stock.

Your options will have an exercise price equal to the fair market value of the shares, on the date the option is granted (as determined in accordance with Medivation’s Stock Option Grant Date Policy). The terms of your options will be governed in all respects by the terms of our 2004 Equity Incentive Award Plan and the stock option agreements. Your options will vest over a four-year period – 25% at the end of the first year, then 1/48th monthly thereafter over the ensuing three years. Your RSUs will vest over a three year period – one third on each of approximately the first, second and third anniversaries of the grant date. In the event there is a change of control of Medivation, your options would fully vest and become exercisable, and your RSUs would fully vest, automatically upon the occurrence of that event.

525 Market Street, 36th Floor San Francisco, CA 94105 (415) 543-3470 Fax (415) 543-3411 www.medivation.com

The Board of Directors or their designee generally considers and approves new hire grants according to Medivation, Inc. policy. Your options and RSUs will be submitted for Board approval following your date of employment. A stock option agreement will be provided to you, after the Board of Directors has approved your grant. In addition, you may be eligible for future annual equity grants under the Plan based on the level of your position and your performance. Annual grants are typically made in the first quarter, of the year following a performance evaluation. Employees must be on board by September 30th, in order to be eligible for an annual grant.

Upon your decision to relocate to the San Francisco Bay Area, you will be eligible for the Medivation Relocation Program. Relocation benefits under this Plan are tailored to meet the needs of the relocating employee, within the guidelines of our Policy. The attached document outlines the benefits that will be provided to you. All payments are grossed up for state and Federal taxes. If you voluntarily terminate your employment with us before the second anniversary of your employment start date, you agree to repay the relocation costs to Medivation on or before your termination date. You are required to use the relocation package, within one year of your start date.

In addition, to assist you in your relocation to the Bay Area, the company will provide you with a relocation allowance of $15,000, net; meaning this amount will be grossed up for State and Federal taxes.

As an employee of the Company you will be eligible to enroll in our comprehensive benefits program that includes health, dental, vision, basic life and basic personal accident insurance. Details will be provided during the new hire orientation.

Subject to timely completion of your job responsibilities, Paid Time Off (“PTO”) may be utilized at your discretion, with supervisory approval.

The Company offers a 401(k) plan with an employer match that provides you with the opportunity for pre- or post-tax, long-term savings. You may contribute up to the federal maximum, which is currently $18,000.

In addition, the Company offers an Employee Stock Purchase Plan (ESPP) – ESPP is a voluntary benefit that allows eligible employees to purchase shares of Medivation common stock at a discount through after tax payroll deductions. Eligible employees must enroll during the designated enrollment period. Additional information including a Prospectus and online enrollment instructions will be provided after your date of employment.

More detailed information regarding the Company’s benefits will be provided to you upon commencement of your employment. All Medivation Services, Inc., benefits are re-evaluated on an annual basis and are subject to change.

As a result of the 1986 Immigration Reform and Control Act, we are required to verify the identity and work authorization of all new employees. You will therefore be required to sign the Employment Eligibility Verification (Form 1-9). We will need to examine original documents that satisfy these verification requirements, within 24 hours of your employment start date. This offer of employment is contingent upon your providing the necessary documentation within that period.

You will abide by the Company’s strict policy that prohibits any new employee from using or bringing with him/her all prior employers’ proprietary information, trade secrets, proprietary materials, and/or processes. Upon starting employment with Medivation Services, Inc., you will be required to sign an Employee Confidentiality and Invention Assignment Agreement indicating, among other things, your agreement with this policy.

Employees are expected to devote all professional work time to the Company. If you would like to request an exception for special circumstances, you will need to obtain written permission from your manager.

By signing below you are indicating your understanding that should you accept a position at Medivation Services, Inc., the employment relationship is based on the mutual consent of the employee and the Company. Accordingly, either you or the Company can terminate the employment relationship at will, at any time, with or without cause or advance notice.

This offer of employment is effective for 3 business days from the date of this letter and is contingent upon satisfactory completion of a background check. If all of the foregoing is satisfactory, please sign, date, and return the letter, within 3 business days. Please label the envelope attention Human Resources and mail it to Medivation, 525 Market Street 36th Floor, San Francisco, CA 94105. If you prefer, you may scan and email your signed offer letter to your recruiter, vera.switek@medivation.com.

Tom, we are all enthusiastic about welcoming you to the Company and look forward to you joining our team.

Sincerely,

/s/ David Hung
David Hung

President and Chief Executive Officer

I accept employment with the Company on the foregoing terms.

/s/ Thomas Templeman

Thomas Templeman

July 3, 2015	September 29, 2015
Date Signed	Anticipated Start Date

Relocation Benefits Package

Employee name: Tom Templeman [phone number]

Upon acceptance of our employment offer, we will contact our relocation provider, The Move Management Center (MMC), to initiate your personal relocation benefit package to assist you with your move from Cary, NC to the San Francisco Bay Area. Your MMC relocation counselor will be your central point of contact coordinating services available to you, throughout the relocation process.

Your MMC counselor will work with professional service providers to coordinate each aspect of your move. Your MMC counselor will follow up with you to initiate your relocation and review the program after your acceptance of the Employment Offer.

The following is a summary of your relocation benefits:

Benefit	Provision

Home Search Assistance & House Hunting Trip	Employee counseling; area information; area home finding tours in San Francisco Bay Area. Coach airfare, lodging (not to exceed $400 per day), and meals (dinner up to $75 daily; breakfast/lunch up to $35 daily) for employee + partner for 1 trip, for a maximum of 5 days.

Interim Housing	Up to 5 months, not to exceed $7500, per month. MMC is available to assist with securing interim housing.

Shipment of Household Goods	Move Survey conducted to determine shipping needs. Household goods moving cost paid by Medivation.

Storage of Household Goods	Destination storage for up to 5 months.

Auto Transport	Shipment of up 2 cars, included for moves over 500 miles, via professional car carrier or with household goods shipment.

Relocation Miscellaneous Expense Allowance	$15,000 to be grossed-up and used at employee’s discretion for move-related costs i.e., additional temp. housing, security deposit, and/or utilities.

Final Move Expenses	One way travel for employee + partner/family to San Francisco, including meals and lodging (per guideline above).

Lease Break Penalty	Medivation will reimburse up to 1 month of rent, if you incur a lease break penalty.

Tax Information Gross-up Methodology	Taxable relocation expenses are grossed up.

Time Frame	Relocation must be completed, with-in 1 year of hire date.

Hiring manager/HR approval